SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Molecular Data Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00005 per share

(Title of Class of Securities)

60852L 106**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 60852L 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “MKD.” Each ADS represents three Class A ordinary shares of the issuer. The CUSIP number of Class A ordinary shares is G61897 107.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852L 106	Page 2 of 7 pages

1		Names of Reporting Persons Dongliang Chang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 54,819,733 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 54,819,733 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 54,819,733 ordinary shares. See Item 4.
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 15.9%. The voting power of the shares beneficially owned represent 65.4% of the total outstanding voting power. See Item 4.
12		Type of Reporting Person IN

CUSIP No. 60852L 106	Page 3 of 7 pages

1		Names of Reporting Persons Cool Emotion International Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 54,819,733 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 54,819,733 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 54,819,733 ordinary shares. See Item 4.
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 15.9%. The voting power of the shares beneficially owned represent 65.4% of the total outstanding voting power. See Item 4.
12		Type of Reporting Person CO

CUSIP No. 60852L 106	Page 4 of 7 pages

Item 1(a).	Name of Issuer: Molecular Data Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5/F, Building12, 1001 North Qinzhou Road Xuhui District, Shanghai 201109 People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Dongliang Chang; and (ii) Cool Emotion International Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Dongliang Chang

5/F, Building12, 1001 North Qinzhou Road

Xuhui District, Shanghai 201109

People’s Republic of China

Cool Emotion International Ltd.

Craigmuir Chambers, Road Town

Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship: Dongliang Chang – People’s Republic of China Cool Emotion International Ltd. – British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of $0.00005 per share (“Class A Ordinary Shares”), of the Issuer. The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.00005 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).

CUSIP No.:
60852L 106

This CUSIP number applies to the ADSs of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “MKD.” Each ADS represents three Class A Ordinary Shares of the Issuer. The CUSIP number of Class A Ordinary Shares is G61897 107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 60852L 106	Page 5 of 7 pages

Item 4.	Ownership

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Dongliang Chang	54,819,733	(1)	15.9	%(2)	65.4	%(3)	54,819,733	(1)	0	54,819,733	(1)	0
Cool Emotion International Ltd.	54,819,733	(1)	15.9	%(2)	65.4	%(3)	54,819,733	(1)	0	54,819,733	(1)	0

(1)   Represents 54,819,733 Class B Ordinary Shares to be held by Cool Emotion International Ltd., a British Virgin Islands company controlled by Dr. Dongliang Chang. Upon the completion of the proposed share distribution specified in the Issuer’s registration statement on Form F-1 (File No. 333-235398), pursuant to which the Issuer’s shares will be distributed in proportion to the shareholding structure of MOLBASE Inc., a Cayman Islands company that currently holds 90.0% of total issued and outstanding shares of the Issuer (the “Share Distribution”). Cool Emotion International Ltd. is ultimately held by Cool Emotion Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd. as the trustee. Under the terms of this trust, Dr. Dongliang Chang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares to be held by Cool Emotion International Ltd. upon the completion of the Share Distribution. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Chang may be deemed to beneficially own all of the Class B Ordinary Shares of the Issuer held by Cool Emotion International Ltd. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share.

(2)   The percentage of the class of securities beneficially owned by each Reporting Person is based on 345,127,024 outstanding ordinary shares as a single class, being the sum of 290,307,291 Class A Ordinary Shares and 54,819,733 Class B Ordinary Shares outstanding as of January 2, 2020, assuming the completion of the Share Distribution and the conversion of all Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, as described in the Form 424b4 filed by the Issuer with the SEC on December 30, 2019.

(3)   For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned or to be owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B Ordinary Shares as a single class upon the completion of the Share Distribution. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

CUSIP No. 60852L 106	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

CUSIP No. 60852L 106	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Dongliang Chang

/s/ Dongliang Chang

Cool Emotion International Ltd.

By:	/s/ Dongliang Chang
Name: Dongliang Chang
Title: Director